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CLIENT/MATTER NUMBER
104575-0105

May 6, 2016

VIA EDGAR SYSTEM AND OVERNIGHT MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Financial Institutions, Inc.
Preliminary Proxy Statement
Filed on April 26, 2016
Filed by Clover Partners, L.P., et. al.
File No. 000-26481

Dear Mr. Duchovny:

We are writing this letter on behalf of MHC Mutual Conversion Fund, L.P. (the “Fund”); Clover Partners, L.P., the general partner of the Fund (the “GP”); Clover Partners Management, L.L.C., the general partner of the GP (“Clover Management”); Johnny Guerry, the managing member of Clover Management; and Terrell T. Philen, Jr. (the “Reporting Parties”).

On behalf of the Reporting Parties, set forth below are the Reporting Parties’ responses to the April 29, 2016 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement referenced above (the “Proxy Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Clover’s responses (in regular type).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement.

Preliminary Proxy Statement

1.        Please provide us your analysis of whether Mr. Mewhinney and Clover Partners Management, L.L.C. are participants in your solicitation.

Response:  Mr. Mewhinney sold all of his interests in the GP to Mr. Guerry, and is no longer involved in the operations of the Fund.  So, Mr. Mewhinney is not a participant in the solicitation.

When Mr. Mewhinney sold his interest to Mr. Guerry, Clover Investments, L.L.C. ceased to be the general partner of the GP and Clover Partners Management, L.L.C. became the general partner of the GP.  So, the Proxy Statement incorrectly references Clover Investments, L.L.C. as a participant instead of Clover Partners Management, L.L.C.  In future filings, references to Clover Investments, L.L.C. will be deleted and replaced with references to Clover Partners Management, L.L.C.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
May 6, 2016

We are seeking two board seats, page 3

2.       We note your disclosure that you believe “...it is ridiculous that the committee spent six weeks, and valuable time and resources, only to have the Company determine not to appoint Mr. Guerry based on information known to it before the process had even begun.” Revise your disclosure to clarify whether the length of the process was affected by any action or inaction by you or any other participant in your solicitation.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

3.       We note your disclosure that you “...fear the entire evaluation process was nothing more than a disingenuous attempt to make shareholders believe FISI went through a good faith vetting process.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Response:  The Reporting Parties have revised the disclosure as requested, to more explicitly include the factual foundation for this assertion.  See the attached revised Proxy Statement.

4.        Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	That Mr. Guerry runs “one of the most successful bank focused hedge funds in the country.”
•	That your performance in 2015 “ranked in the top 5% of all hedge funds.”
Response:  As requested, the Reporting Parties are providing support for these statements on a supplemental basis.  This support is being sent by overnight mail.

U.S. Securities and Exchange Commission
May 6, 2016

5.       We note your disclosure that “the directors the Company holds up as qualified and skilled have overseen the destruction of almost $24 million of shareholders’ tangible common equity...” Please revise to clarify that not all of the company’s nominees have served as directors during the time period you suggest.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

6.       We note your disclosure that in communications you assert took place between the company and large shareholders “by implication” the company assessed whether the shareholders would support the company’s board in a proxy contest. With a view toward revised disclosure, please tell us the basis for you conclusion that the company sought a view on the shareholders’ position in a potential contest. We note you make this and similar statements throughout the proxy statement.

Response:  The Reporting Parties have revised the disclosure as requested, to provide the basis for the conclusion that the company sought a view on the shareholders’ position in a potential contest.  See the attached revised Proxy Statement.

7.       Please provide us support for your disclosure that the company provided you a variety of conditions that were both broad and vague in connection with the possibility of adding a director to the board.

Response:  As the Company noted in its proxy statement, the Company contemplated the "addition to the Board of one mutually agreeable director candidate who has no prior relationship with the Company, any current member of our Board or management team, Mr. Guerry or any other member of the Clover Group, would qualify as an independent director for purposes of NASDAQ's listing standards and has skill sets and relevant industry expertise that would complement the strengths of the Board and management's focus on building on the Company's demonstrated record of creating long-term value for the Company's shareholders."  The Reporting Parties found this long laundry list confusing, and read it to suggest the selected candidate had to be just like the Company's nominees, although this was not clear.

8.       Revise your disclosure to explain why you believe that “logic would suggest that a loss by [your] candidates would result in an unfavorable reaction in the stock price.”

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.  The Reporting Parties are providing support for the revised disclosure on a supplemental basis by providing the proxy disclosure from the second proxy contest with Hampden Bancorp, Inc., which demonstrated the price decrease.  The disclosure is below:

The Company would have shareholders believe that recent share price gains are predicated on the bank’s operational performance. As evidenced in the chart below, the bank’s share price consistently responds favorably to our involvement. To be sure, after advancing almost 40% after our initial 13-D filing, the bank’s shares fell approximately 9% after our 2013 campaign was unsuccessful. Most recently, the price of the bank’s shares has increased since we made our nominations to the board of directors for the 2014 election.

U.S. Securities and Exchange Commission
May 6, 2016

9.       On a related note, and as noted in our prior comment letter, be advised that the inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a‑9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders’ understanding of the basis for and limitations of the valuation information. If you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980).

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

Background of the Solicitation, page 7

10.      Please revise the entry for April 6, 2016 to disclose whether the company proposed settlement terms.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

How to Vote by Proxy, page 10

11.     Revise your disclosure to explain why you vote proxy cards submitted without instructions against the proposal to approve the company’s executive compensation.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

12.     Please tell us, with a view toward revised disclosure, why you include a proposal to adjourn the meeting in your proxy statement. We note that the

U.S. Securities and Exchange Commission
May 6, 2016

             company has not included such a proposal in its proxy statement or proxy card. Apply this comment to the proxy card also. We may have further comment.

Response:  The Reporting Parties have deleted this proposal.

Voting and Voting Procedures, page 11

13.      Revise your disclosure to describe the effect of NYSE Rule 452 on brokers’ ability to vote shares as to which they receive no instructions.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

14.     Revise the third paragraph on page 12 to describe the vote required in proposals 2 and 3 in the same way as described by the company. Alternatively, tell us why your disclosure is correct.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

Other Matters, page 15

15.      Please revise your disclosure to ensure you refer to 2017 annual meeting in clause 12, as necessary.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

Additional Information, page 15

16.      Please delete your inappropriate disclaimer of responsibility for the accuracy or completeness of your own disclosure.

Response:  The Reporting Parties have revised the disclosure as requested.  See the attached revised Proxy Statement.

*     *     *     *

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

Very truly yours,

/s/Peter D. Fetzer

Peter D. Fetzer